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www.tahitisbreeze.com

tahitisbreeze@flash.net

214-724-0978

A safe, clean-water tropical adventure pool resort that prevents water illnesses

3 Challenges

OF TROPICAL RESORT WATER GETAWAYS



1 Unhealthy

3 Inconvenient

2 Expensive

Most Recreational water In pools, lakes, & oceans ...

IS CONTAMINATED

Tahiti's Breeze



Tropical Water Vacation Problems

Tahiti's Breeze

Problem 1: Unhealthy

Over 50% pools are toxic (CDC), oceans, lakes, etc. are worse

- *Viruses, fungi, parasites, bacteria, high levels of chlorine*
- *Causes major health problems: intestinal, asthma, cancer, skin issues, death, etc.*

Problem 2: Expensive

Costs thousands of dollars

Too expensive for the average person or family to afford on a regular basis

Problem 3: Inconvenient

Time-consuming to get there

Many places have no tropical resorts within a short driving distance

CDC Study of Recreational Water Illnesses

According to the CDC, microcontaminants have created outbreaks of recreational water illnesses in over 50% of pools. They also found that the high levels of chlorine create numerous health problems as well.



2013 Recreational Water Illnesses

- 34% Parasites
- 31% Bacteria
- 20% Unknown
- 10% Viruses
- 3% Chemicals

The Solution: Tahiti's Breeze
A safe, clean-water, tropical adventure pool



- *Saves Money* – *It's affordable to the public!*
- *Saves Time* – *With a short drive can access with daily schedule*
- *Safe* – *Unique filtration and around the clock monitoring eliminates microorganisms*
- *Environmentally Friendly* – *Natural additives and saves water*
- *Lucrative* –*Multiple sources of income from the Multi business model*

Competitive Advantage



Unique Filtration

Filtration system cleans water many times more efficiently than traditional pools, prevents toxins, like viruses, parasites, bacteria and fungi that regular pool filters leave behind.

Safe Additives

Significantly less chlorine than a conventional swimming pools. Safe, natural additives will be used. Chlorine is unhealthy: a dangerous toxic gas when inhaled

Competitive Advantage
Themed Tropical Resort Oasis



Magnet for Visitors – *The themed tropical, exotic ambiance of Tahiti's Breeze is planned to simulate being on the island of Tahiti instead of just at another local pool or park. We anticipate that activities attract a consistent stream of visitors. Overwater bungalows (patent-pending) are planned to imitate a far away island. Slides are not a major design feature!*

Market & Opportunity



Opportunity

- Allied Market Research expects the theme park industry to grow from $47B to 74B in 2026
- Local area expects 450K visitors/yr.

Planned 12-acre+ pool for Multiple demographics

Market
All demographics

Families

Singles

Couples

Children

Corporate

Competitive Comparison



$ Profits
All Year
• Great Wolf Lodge
• Epic Waters
Exotic
Tropical Oasis
Safe Water With Unique
Filtration and Monitoring
Tahiti's Breeze™
Themed Attraction
• Great Wolf Lodge
• Hawaiian Falls
Favors All Ages
Local Pools
Adventure Water Sports
Hawaiian Falls
Hurricane Harbor
Hydrous Wake Park

Tahiti's Breeze

"The aquatic core attraction with a resort feel and aquatic sports access is like nothing else in the market,"

Statement by Dan Martin, Market Feasibility Advisors, LLC.

Tahiti's Breeze



MULTIPLE SOURCES of REVENUE
Admission
Land Rentals
Equipment Rentals
Contracts
Restaurants
Retail
Bungalow Rentals/ Resort Fees
Parking
Classes
Merchandise
Concerts
Events

Management Team





Lynn Bryant
Founder & CEO

Managed and exited two other profitable businesses. Over 25 years of marketing experience



Joe Hassell
CFO

Over 34 years of experience in successful financial management. Also, a background in real estate



Ken Handler
Advisor

Leader of Global Amusement Professionals. The company has managed over 100 US amusement parks



Expansion Plan

- *Tahiti's Breeze plans to be open for ice skating and seasonal event activities in the winter months. In addition, by the 2nd year the company projects using a unique technology to keep the water warm for swimming and still hold traditional outdoor events*

- *The company plans to open additional locations across US after well established*

www.tahitisbreeze.com

tahitisbreeze@flash.net

214-724-0978